                                   ALFIN, INC.
                                720 FIFTH AVENUE
                            NEW YORK, NEW YORK 10019

                          COMMISSION FILE NUMBER 1-9135

                              DISCLOSURE STATEMENT

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER

INTRODUCTION

This Statement is being mailed on or about February 20, 1998 to holders of record on February 18, 1998, of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Alfin, Inc., a New York corporation, (the "Company"). It is being furnished in connection with the change of a majority of the Company's directors to be effected at a Board meeting to be held on March 4, 1998.

BACKGROUND OF TRANSACTION

Elisabeth Fayer, a former director and chief executive officer of the Company, beneficially owns 7,188,935 shares of Common Stock which represents 61% of the currently issued and outstanding Common Stock. On February 2, 1998, Ms. Fayer granted options (collectively the "Options") to Barry W. Blank, Carol J. Lubin and Janet M. Portelly (the "Blank Group") to purchase all of her shares at $0.25 per share for a period of 12 months commencing August 1, 1998. In connection therewith, Ms. Fayer also granted to Mr. Blank the right to vote her shares (the "Proxy") during the period that the Options remain outstanding.

Ms. Fayer granted the Options and the Proxy in consideration for the Blank Group's agreement to immediately lend the Company $500,000 in the form of convertible subordinated notes (the "Notes"), and Mr. Blank's agreement to use his best efforts to provide the Company with no less than an additional $2 million in financing by April 30, 1998. The Notes bear interest at the rate of 12% per annum and are convertible commencing August 1, 1998 into Common Stock at a price of $0.25 per share. Interest is payable quarterly and principal is due on January 31, 2003.

In connection with the foregoing transactions, Mr. Blank was also given the right to designate the Company's directors. Accordingly, in a Directors meeting held on February 9, 1998, Ms. Fayer resigned and Mr. Blank replaced her. The Company's current directors, in addition to Mr. Blank, are Jacques Desjardins, Steven Korda and Suzanne Langlois. The Board has scheduled a meeting for March 5, 1998 at which Messrs. Desjardins and Korda and Ms. Langlois will resign, and Barry Feiner, Joseph Giamenco and John E. McConnaughy, Jr. will be installed in their places. Messrs. Feiner, Giamenco and McConnaughy are Mr. Blank's designees.

Mr. Blank has become the Company's Chairman of the Board, President and Chief Executive and Operating Officer. Michael D. Ficke is currently the Company's Vice President, Chief Financial Officer and Secretary, and Mary Panvini is the Company's Vice President, General Manager - Retail Sales. Mr. Ficke and Ms. Panvini will retain these

                              PAGE 1 OF 11 PAGES
positions. Except as set forth herein, Mr. Blank has not specified to the Board any future plans he may have with respect to the management and financing of the Company or the marketing of its products.

REASON FOR DISCLOSURE STATEMENT

The Company, because all of its directors are being changed otherwise than at a meeting of stockholders, is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

INFORMATION RELATING TO THE COMPANY'S SECURITIES.

As of January 30, 1998, there were 11,787,983 shares of Common Stock outstanding. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration.

The Company also currently has 30, 000 shares of 14.5% Senior Cumulative Redeemable Preferred Stock (the "Preferred Stock") authorized, issued and outstanding. The Preferred Stock has a liquidation preference and stated value of $25.00 per share, cumulative dividends payable annually in advance at the rate of 14.5%, a mandatory redemption date of July 5, 2003, and a redemption price equal to 103% of the stated value. Dividends may be paid, at the Company's option, in cash or Common Stock. In the event that an amount equal to six consecutive quarterly dividends is in arrears, the Preferred Stock holders will have the right, voting as a class, to elect two directors, and to convert their Preferred Stock into Common Stock at the rate of ten shares of Common Stock for each share of Preferred Stock.

PRINCIPAL STOCKHOLDERS.

The following table sets forth as of February 11, 1998, certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and director designee and all Directors and director designees and Officers as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                         SHARES OF                   APPROXIMATE
                                        COMMON STOCK                   PERCENT
                                        BENEFICIALLY                     OF
NAME AND ADDRESS                          OWNED (1)                   CLASS (1)
----------------                          ---------                   ---------
Elisabeth Fayer                             (2)                          (2)
   3143040 Canada, Inc.,
   Fine Fragrances
   Distribution, Inc.
   32 Belvedere
   Westmont, Quebec
   H34 IP4




                               PAGE 2 OF 11 PAGES

                                         SHARES OF                   APPROXIMATE
                                        COMMON STOCK                   PERCENT
                                        BENEFICIALLY                     OF
NAME AND ADDRESS                          OWNED (1)                   CLASS (1)
----------------                          ---------                   ---------
Barry W. Blank (3)                      7,188,935 (2)                  61 (2)
c/o Alfin, Inc.
720 Fifth Avenue
New York, New York 10019

Jacques Desjardins (3)                         -0-                     -0-
c/o Alfin, Inc.
720 Fifth Avenue
New York, New York 10019

Suzanne Langlois (3)                           -0-                     -0-
c/o Alfin, Inc.
720 Fifth Avenue
New York, New York 10019

Steven Korda (3)                               -0-                     -0-
c/o Alfin, Inc.
720 Fifth Avenue
New York, New York 10019

Barry Feiner (3) (4)                           -0-                     -0-
1345 Avenue of the Americas
Suite 2200
New York, New York 10105

Joseph Giamenco (3)                            -0-                     -0-
GHM, Inc.
74 Trinity Place
New York, New York 10006

John E. McConnaughy, Jr. (3)                   -0-                     -0-
EMC Corp.
1011 High Ridge Road
Stamford, Connecticut. 06905

Carol J. Lubin                                    (2)                     (2)
4079 Governor Drive
#231
San Diego, California 92122

Janet M. Portelly (4)                             (2)                     (2)
c/o Barry Feiner
1345 Avenue of the Americas
Suite 2200
New York, New York 10105




                               PAGE 3 OF 11 PAGES

                                         SHARES OF                   APPROXIMATE
                                        COMMON STOCK                   PERCENT
                                        BENEFICIALLY                     OF
NAME AND ADDRESS                          OWNED (1)                   CLASS (1)
----------------                          ---------                   ---------
Officers and Directors                  7,188,935 (2)                  61 (2)
as a Group (4 persons)

--------------------

(1) Ownership is of record and beneficial except as otherwise noted. This Stock does not include 2 million shares issuable upon conversion of the Notes as follows: 900,000 to Barry W. Blank; 900,000 to Carol J. Lubin; and 200,000 to Janet M. Portelly. See "Background of Transaction."

(2) These shares are owned of record by Fine Fragrances Distribution, Inc. ("FFD"), a wholly-owned subsidiary of 3143040 Canada, Inc. which is controlled by Ms. Fayer. Ms. Fayer has caused FFD to grant an irrevocable proxy to Mr. Blank with respect to these shares. She has also caused FFD to grant Options to purchase these shares at $0.25 per share for a period of 12 months commencing August 1, 1998 as follows: 3,235,021 to Mr. Blank; 3,235,021 to Ms. Lubin; and 718,893 to Ms. Portelly. Mr. Blank has sole investment and voting discretion with respect to these shares and, accordingly, is deemed to be the beneficial owner of them. See "Background of Transaction."

(3) Mr. Blank became a director on February 9, 1998. At a meeting of the Board of Directors to be held on March 5, 1998, Messrs. Desjardins and Korda and Ms. Langlois will resign, and Messrs. Feiner, Giamenco and McConnaughy, who are designees of Mr. Blank, will be installed in their places. See "Background of Transaction."

(4) Mr. Feiner is Ms. Portelly's husband. He disclaims beneficial ownership in the Note and Option acquired by Ms. Portelly.

CHANGE IN CONTROL.

A change in control of the Company has been effected pursuant to the acquisition of the Proxy by Mr. Blank from Ms. Fayer for the 7,188,935 shares of the Company's Common Stock owned by her. These shares represent approximately 61% of the currently outstanding Common Stock.

LEGAL PROCEEDINGS.

There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries. See "Directors and Executive Officers and Related Transaction; Compensation Arrangements" for information relating to litigation currently existing between the Company and Adrienne Newman, a former executive officer of the Company.




                               PAGE 4 OF 11 PAGES

DIRECTORS AND EXECUTIVE OFFICERS
      AND RELATED TRANSACTIONS.

DIRECTORS AND EXECUTIVE OFFICERS.

The directors, designated directors and executive officers of the Company are:

      Name                             Age               Position
      ----                             ---               --------
   Barry W. Blank                      57         President and Chairman of
                                                  the Board of Directors

   Jacques Desjardins (1)              64         Director

   Steven Korda (1)                    57         Director

   Suzanne Langlois (1)                44         Director

   Joseph Giamenco (2)                 56         Director Designee

   John E. McConnaughy, Jr. (2)        68         Director Designee

   Barry Feiner (2)                    63         Director Designee

   Mary Panvini                        50         Senior Vice President
                                                  General Manager - Retail Sales

   Michael D. Ficke                    42         Vice President, Secretary and
                                                  Chief Financial Officer

--------------------

(1) These directors plan to resign at a Board meeting scheduled to be held on March 5, 1998. See "Background of Transaction."

(2) Messrs. Giamenco, McConnaughy and Feiner are designees of Mr. Blank. They will replace Messrs. Desjardins and Korda and Ms. Langlois as directors at the Board meeting scheduled to be held on March 5, 1998.

Directors serve until the Company's next annual meeting and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors subject to certain employment agreements.

BARRY W. BLANK became Chief Executive Officer, President and Chairman of the Board of Directors on February 9, 1998. Mr. Blank is and has been since April 1997 the Manager of the Phoenix, Arizona branch office of J. Robbins Securities, LLC, a NASD securities brokerage firm. For more than ten years prior thereto Mr. Blank acted in a similar capacity with a number of other securities brokerage firms including Coleman and Company Securities, Inc. from May 1995 to April 1997, RAS Securities, Inc. from April 1993 to May 1995, and Dickinson & Co. from July 1991 to April 1993. Mr. Blank owns a seat on the New York and American Stock Exchanges, and for approximately 30 years has served as a reserve office with the Phoenix Police Department.




                               PAGE 5 OF 11 PAGES

JACQUES DESJARDINS, a Canadian citizen, was elected a director of the Company in November 1992 and has for more than the past five years been engaged in private practice as a general legal advisor (a notary and title attorney) in Montreal, Quebec, Canada.

STEVEN KORDA, a Canadian citizen, was elected a director of the Company in November 1992 and has for more than the past five years been the principal of Korda & Associates, a law firm located in Montreal, Quebec, Canada, engaged in the general and commercial practice of law.

SUZANNE LANGLOIS, a Canadian citizen, was elected a director of the Company in November 1992 and has been legal counsel to privately held Canadian corporations.

JOSEPH GIAMENCO is and has been for more than the past five years the President of GHM, Inc., a company which acts as a specialist on the American Stock Exchange.

JOHN E. MCCONNAUGHY, JR. is and has been for more than the past five years the Chairman and Chief Executive Officer of JEMC Corporation, a private investment company located in Stamford, Connecticut.

BARRY FEINER is and has been for more than the past five years an attorney practicing in New York City.

MARY PANVINI joined the Company as Senior Vice President/General Manger of Retail Sales in June 1997 and has served in this capacity since that time. Prior to her joining the Company, Ms. Panvini acted as a consultant for two years. Prior thereto, she served as a Regional Sales Director with Christian Dior Perfumes.

MICHAEL D. FICKE joined the Company in July 1989. Mr. Ficke served Alfin, Inc. as Corporate Controller until his promotion to Vice President and Chief Financial Officer in November, 1993. Prior to joining the Company, from 1977 to 1989, Mr. Ficke, a C.P.A., served as Assistant Controller of Chanel Inc., a manufacturer and distributor of fragrance and cosmetic products.

RELATED TRANSACTIONS.

The Company's subsidiary, Adrein Arpel, Inc. ("ARPEL"), has periodically retained Display Creations, Inc. ("DCI"), a promotional display creator, to supply ARPEL with point of purchase displays. Ronald Newman, the husband of Adrienne Newman, the former Executive Vice President of the Company and former Chief Executive Officer of ARPEL, is the sole owner of DCI. During the fiscal year ended July 31, 1997, the Company purchased point of purchase displays from DCI in the amount of approximately $128,000.

STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES.

During the fiscal year ended July 31, 1997, the Board of Directors had an Executive Committee, consisting of Ms. Fayer, and an Audit Committee and a Stock Option Committee, each consisting of Messrs. Korda and Desjardins. None of these committees had any meetings during the 1997 fiscal year. The Company has no compensation or nominating committees.




                               PAGE 6 OF 11 PAGES

INFORMATION RELATING TO BOARD OF DIRECTORS MEETINGS.

The Board of Directors held four meetings during the 1997 fiscal year as follows: September 10, 1996, and February 17, May 15, and May 20, 1997.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information for the fiscal years ended July 31, 1997, 1996 and 1995 respecting all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and its other executive officers who earned in excess of $100,000 for fiscal 1997 (the "Named Executive Officers") in all capacities in which such officers served.

                                                                                          Long Term
                                              Annual Compensation
                                                                                        Compensation
                              ----------------------------------------------------
Name and Principal Position   Year     Salary          Bonus          Other Annual         Stock
                                                                      Compensation        Option/
                                                                                          Warrants
                                                                                          Compen-
                                                                                           sation
                                                                                           Awards
Elisabeth Fayer, (1)          1997    $574,167     $       -0-        $    -0- (2)             -0
Chairman and Chief            1996     290,000             -0-             -0- (2)             -0-
  Executive Officer           1995     114,500             -0-             -0- (2)        100,000

Adrienne Newman (3)           1997    $     -0-    $  986,488 (4)     $22,500  (5)             -0-
President and Chief           1996     250,000      3,448,105 (4)     $65,000  (5)             -0-
Executive Officer             1995     250,000      3,374,990 (4)     $65,000  (5)             -0-
of Adrien Arpel, Inc.

Michael D. Ficke              1997    $123,533     $       -0-        $    -0- (2)             -0-
  Vice President,             1996      96,500             -0-        $    -0- (2)             -0-
  Chief Financial Officer,    1995      93,000             -0-        $    -0- (2)             -0-
  Secretary

Jo Ann Segal (6)
  Senior Vice President
  and General Manager         1997    $135,938     $       -0-        $    -0- (2)         25,000
                              1996          -0-            -0-             -0- (2)             -0-
                              1995          -0-            -0-             -0- (2)             -0-

--------------------

(1) Named President of the Company in September 1996, became Chief Executive Officer on October 23, 1996 and resigned on February 9, 1998.

(2) Excludes personal benefits which did not exceed the lesser of $50,000 or 10%, on an annual basis, of such officer's salary and bonus.

(3) Employment agreement terminated on October 28, 1996. Ms. Newman and the Company are currently involved in litigation. See "Executive Compensation; Compensation Arrangement."

                               PAGE 7 OF 11 PAGES

(4) Commissions paid based on 1/3 of the revenues, net of direct expenses, derived from television shopping sales of cosmetics.

(5) Represents an annual non-accountable expense allowance of $65,000.

(6) Terminated as of June 6, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Ms. Fayer, who served as President and Chief Executive Officer of the Company during the Company's fiscal year ended July 31, 1997, determined compensation for the 1997 fiscal year although she abstained in the consideration of her compensation as the Chief Executive Officer.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

During fiscal 1997 no new options were granted to the Named Executive Officers and none of the Named Executive Officers exercised any options.

YEAR-END OPTION VALUES TABLE

The following table sets forth information at July 31, 1997, respecting exercisable and non-exercisable options held by the Named Executive Officers. The table also includes the value of "in-the-money" options which represents the spread between the exercise price of the existing stock options and the year-end price of the Common Stock.

                                                         VALUE OF UNEXERCISED
                         NUMBER OF UNEXERCISED           IN-THE MONEY OPTIONS
                            OPTIONS HELD AT                     HELD AT
                             JULY 31, 1997                 JULY 31, 1997 (1)
                       -------------------------      --------------------------
                                         NOT                             NOT
NAME                   EXERCISABLE   EXERCISABLE      EXERCISABLE    EXERCISABLE
----                   -----------   -----------      -----------    -----------
Adrienne Newman (2)      625,000         -0-            $   -0-        $  -0-
Elisabeth Fayer (3)      100,000         -0-            $   -0-        $  -0-

--------------------

(1) Based on a July 31, 1997 closing price of $0.625.

(2) 1,000,000 Warrants granted 11/19/93 @$1.25. 375,000 of these options have expired.

(3) 100,000 options granted April 28, 1995 at $1.00. These options have been returned to the Company.

COMPENSATION ARRANGEMENTS

Ms. Adrienne Newman was employed as the President and Chief Executive Officer of ARPEL pursuant to an employment agreement with the Company dated as of April 4, 1990 as amended November 18, 1991 and November 19, 1993 (collectively the "Employment Agreement"). The Employment Agreement was to terminate on the earliest to occur of (i) April 4, 1998, (ii) the last day of any month in which Ms. Newman dies, (iii) the last day of the month in which the Company elects to terminate Ms. Newman's employment due to a physical or mental disability, (iv) the termination by the Company of Ms. Newman's employment for "good cause" as therein defined, or (v) the termination of the Company's television marketing efforts after April 4, 1995.

                               PAGE 8 OF 11 PAGES

The employment agreement provided for salary, fringe benefits and commission payments based upon 33% of the revenue, net of direct expenses, attributable to television shopping sales. Ms. Newman, who served as the selling host under the name of Adrien Arpel, in the Company's sales program on the Home Shopping Network, Inc. ("HSN"), also had vested rights in 625,000 warrants, 500,000 of which were scheduled to expire on November 19, 1998 but expired when Ms. Newman's contract was terminated as noted below, and the remaining 125,000 of which were scheduled to expire on July 31, 2001.

On October 28, 1996, the Company received notice from Ms. Newman purporting to terminate her Employment Agreement based on an alleged breach of the Employment Agreement by the Company. On November 8, 1996, the Company and Ms. Newman reached an agreement (the "Interim Agreement") whereby Ms. Newman agreed to appear as the selling host for ARPEL on HSN shows scheduled for November and December 1996 and January 1997 (the "HSN Selling Period"). During the HSN Selling Period, Ms. Newman acted as an independent contractor and not as an employee of the Company. The Company and Ms. Newman also agreed to refrain from initiating legal action against the other in connection with their dispute over Ms. Newman's termination of the Employment Agreement until after the HSN Selling Period.

On January 28, 1997, after the expiration of the HSN Selling Period, Ms. Newman served the Company with a summons and complaint returnable in the Supreme Court, New York County whereby Ms. Newman asserted claims for damages against the Company based upon alleged breaches by the Company of Ms. Newman's Employment Agreement and the Interim Agreement. Unspecified damages were claimed. A further claim requested a judicial determination that the Employment Agreement was materially breached by the Company resulting in its termination.

On March 19, 1997, the Company served an Answer and Counterclaim in response to the action commenced by Ms. Newman. The Company's Counterclaim asserts various claims against Ms. Newman, seeking damages and injunctive relief. Among other things, it is the position of the Company that Ms. Newman was in material breach of her Employment Agreement when she terminated the Employment Agreement on October 28, 1996. As a consequence, it is the Company's belief that Ms. Newman's refusal to provide services to the Company throughout the term of her Employment Agreement which expires in April 1998, particularly her willful refusal and failure to appear as the Company's selling host on HSN, will damage the Company in the sum of at least eleven million ($11,000,000) dollars. The Company also asserted claims against Ms. Newman for breaches of her covenant not to compete and her covenant not to disclose trade secrets and proprietary data.

During May 1997, Ms. Newman started appearing on HSN as a representative of her own company selling cosmetic products under the name "Signature Club A." Ms. Newman has subsequently appeared on HSN on a monthly basis. The Company and its attorneys are currently reviewing these appearances and may seek further legal remedies and actions against Ms. Newman. During these appearances Ms. Newman was not acting on behalf of the Company or its trademark protected Adrien Arpel product line.

The case is currently in the discovery phase. Upon completion of discovery the action will be ready for trial but no trial date has yet been fixed.

Under the terms of the Employment Agreement, Ms. Newman served as Executive Vice President of the Company and President and Chief Executive Officer of ARPEL at an annual base salary of $250,000. The Employment Agreement also provided for a non-accountable expense allowance of $65,000 per year, and prohibited Ms. Newman, during its term, from

                               PAGE 9 OF 11 PAGES
engaging or being interested in any business which operated leased beauty cosmetic departments or concessions in stores, or which acted as a direct vendor of or advisor with respect to cosmetics or facial services to any store which was a member of a retail group which the Company engaged in business at the time Ms. Newman's employment terminated, or which was competitive with the business activities of a business which was using the "Adrien Arpel" name and trademark under license from ARPEL at the time Ms. Newman's employment with the Company terminated.

In September 1991, the Company entered into an incentive compensation plan agreement with Ms. Newman pursuant to which she was entitled to be paid an annual bonus based on 11% of the annual pre-tax profits (as defined in the agreement) of ARPEL, for each fiscal year during her employment from August 1, 1991 through July 31, 1994. No bonus compensation was earned for fiscal 1994 since there were no pre-tax profits as calculated. Ms. Newman was also entitled to receive 1/3 of the revenues from television sales of cosmetics after deducting direct expenses. For fiscal 1997, 1996, and 1995 she received $986,488, $3,448,105 and $3,374,990, respectively, from such revenues.

Ms. Langlois has been providing consulting services to the Company at a rate of $9,600 per annum, commencing in December 1992. This was increased to $16,800 per annum effective November 1, 1994. These services consisted of legal advice on contract matters as requested by the Company, were not full time and have now been terminated by the Company. There was no written agreement between the Company and Ms. Langlois.

Ms. Fayer was retained to provide consulting services to the Company and ARPEL commencing November 1, 1994 at an annual rate of $84,000. This was increased to $290,000 per annum effective May 1, 1995 and $600,000 per annum effective September 1, 1996. During September 1996, Ms. Fayer was elected President of the Company and served as Chief Executive Officer from October 1996, when the acting Chairman of the Board and Chief Executive Officer, Jean Farat, resigned from the Company, through February 9, 1998, when she resigned. She was responsible for overseeing the management of the Company. There was no written agreement between the Company and Ms. Fayer.

Jo Ann Segal was employed pursuant to an agreement dated October 23, 1996. This agreement terminated on the earlier to occur of (i) October 27, 1997, or (ii) the termination of Ms. Segal's employment for "good cause" as therein defined. After October 27, 1997, this agreement could have been terminated on 90 days prior written notice. During June 1997 the Company terminated Ms. Segal for "good cause." Ms. Segal served as Senior Vice President/ General Manger of the Company at an annual base salary of $225,000, plus certain benefits which did not exceed 10% of her compensation. Ms. Segal was also to receive stock options for 25,000 shares of the Company's Common Stock valued at the closing price on the date of the grant with options for 10,000 shares becoming fully exercisable after being employed by the Company for a period of one year and the remaining options for 15,000 shares becoming fully exercisable after being employed by the Company for a period of two years.

Michele Mas was employed pursuant to an employment agreement dated November 1, 1996. This agreement was to terminate on the earlier to occur of (i) November 1, 1998, or (ii) the termination of Ms. Mas' employment for "good cause" as therein defined. Ms. Mas served as Vice President/Marketing of the Company at an annual base salary of $144,000, plus certain benefits which do not exceed 10% of her compensation. During June 1997 Ms. Mas and the Company agreed to cancel the employment agreement.



                              PAGE 10 OF 11 PAGES

Mr. Ficke is currently earning $125,000 per annum. There is no written employment agreement between the Company and Mr. Ficke.

Mary Panvini serves as Senior Vice President/General Manager of retail sales of the Company at an annual base salary of $115,000 plus certain benefits which exceed 10% of her compensation. There is no written employment agreement between the Company and Ms. Panvini.

COMPENSATION FOR SERVICE AS DIRECTOR

Each Director who was not also an officer or employee of or consultant to the Company (Messrs. Desjardins and Korda for fiscal 1996) received $650 per meeting and $200 for telephonic participation at any meeting conducted by telephone conference. Directors who are officers or employees of the Company receive no additional compensation for attendance at Board of Directors or Committee meetings.

DATED:  FEBRUARY 20, 1998               ALFIN, INC.

                                        MICHAEL D. FICKE, SECRETARY




                              PAGE 11 OF 11 PAGES